September 13, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. James B. Rosenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re: Universal Insurance Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 31, 2011, File No. 001-33251

Verbal Follow-up Comment to Response Letter Dated August 10, 2011

Dear Mr. Rosenberg:

This letter is in response to the verbal follow-up comment from Ms. Dana Hart received by us on September 8, 2011 on our response letter dated August 10, 2011 relating to your comment letter dated July 28, 2011 regarding our Form 10-K for the fiscal year ended December 31, 2010. The verbal follow-up comment is repeated below followed by our response.

Please note that this response will be incorporated, where appropriate, into our future periodic reports.

Comment:

We note your response to prior comment 2. Please revise your proposed disclosure to clarify whether or not the lawsuits are material individually or in the aggregate to your results of operations in addition to your financial position.

Response:

We will include language similar to the following (emphasis added here), when appropriate, in future periodic reports:

Litigation

Certain lawsuits have been filed against the Company. These lawsuits involve matters that are incidental to the claims aspect of the Company’s business for which estimated losses are included in Unpaid Losses and Loss Adjustment Expenses in the Company’s Consolidated Financial Statements. In the opinion of management, these lawsuits are not material individually or in the aggregate to the Company’s financial position or results of operations. Accruals made or assessments of materiality of disclosure related to probable or possible losses do not consider any anticipated insurance proceeds.

Furthermore, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or if I can be of additional assistance please do not hesitate to contact me at (954) 958-1226.

Very truly yours,

/S/ GEORGE R. DE HEER
George R. De Heer
Chief Financial Officer